01/30/2003 05:26 TRANSCANADA LAW → 912029429628 NO.975 P001

82-5

03003522

03 JAN 30 AM 7:21

TransCanada

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The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission

Attention: Filing Desk, Stop 1-4

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Fax Number: 202.942.9628

From: Brenda Hounsell, Corporate Secretarial

Date: January 29, 2003 Time: MDT

Number of Pages (including Cover) 9 (nine)

Message:

Re: News Release – TC PipeLines, LP

The attached news release is scheduled to cross the newswire at 6:35 MDT:

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TC PipeLines, LP

Media Inquiries: Glenn Herchak/Kurt Kadatz (403) 920-7877
Unitholder and Analyst Inquiries: Theresa Jang (403) 920-2050
Toll-free (877) 290-2772

NewsRelease

TC PipeLines, LP Reports 2002 Annual and Fourth Quarter Results

CALGARY, Alberta – January 30, 2003 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today reported net income of US$45.5 million or US$2.50 per unit for the year ended December 31, 2002, a 5% increase from 2001 net income of US$43.5 million or US$2.40 per unit. Net income for the fourth quarter of 2002 was US$8.9 million or US$0.49 per unit, a 25% decrease compared to US$11.8 million or US$0.65 per unit for the fourth quarter of 2001.

The Partnership's 2002 fourth quarter net income was negatively impacted by a significant decrease in equity income from its investment in Northern Border Pipeline Company. In the fourth quarter of 2002, Northern Border Pipeline recorded a reserve of US$10.0 million (TC PipeLines' 30% share is US$3.0 million or US$0.16 per unit) to reflect the potential costs that may arise from its treatment of previously collected quantities of natural gas used in utility operations to cover electric power costs. While Northern Border Pipeline advises TC PipeLines it cannot predict the ultimate outcome of this matter, Northern Border Pipeline has concluded it prudent to establish a reserve at this time. Excluding the impact from this reserve, the Partnership's net income would have been US$48.5 million or US$2.66 per unit for the year ended December 31, 2002 and US$11.9 million or US$0.65 per unit for the fourth quarter of 2002.

"Although this has an unfavorable impact on our 2002 net income, I want to assure our unitholders this event does not impact the Partnership's ability to pay the previously announced fourth quarter cash distribution of US$0.525 per unit," said Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., the general partner. "And while we anticipate a corresponding US$3.0 million decrease to our cash flow from Northern Border Pipeline in 2003, we believe this reserve will not impact our ability to make quarterly cash distributions at the current level to our public unitholders for the foreseeable future."

The Partnership reported 2002 cash generated from operations of US$52.1 million, a 21% increase from 2001 cash generated from operations of US$42.9 million. Cash generated from operations for

the fourth quarter of 2002 was US$13.4 million, a 14% increase compared to US$11.8 million for the fourth quarter of 2001.

"Throughout 2002, we have continued to demonstrate our commitment to maintain the Partnership's financial strength by prudently allocating our cash between increased distributions to our unitholders, debt reduction, and capital spending related to Tuscarora's expansion," said Turner.

The Partnership also announced that Tuscarora's expansion facilities, consisting of two compressor stations located along the Tuscarora mainline and an 11-mile pipeline extension to Wadsworth, Nevada, were placed into service on December 1, 2002. "We congratulate Tuscarora's project team for successfully completing this expansion on time and under budget and for safely implementing the start up of the facilities," said Turner. The expansion increases Tuscarora's capacity by approximately 55 million cubic feet per day to approximately 182 million cubic feet per day. All of the new capacity is contracted under firm transportation contracts for terms ranging from ten to fifteen years, enhancing TC PipeLines' stable and steady cash flow profile.

Financial Highlights (millions of U.S. dollars, except per unit amounts)	Three months ended December 31		Twelve months ended December 31 (audited)	
	2002	2001	2002	2001
Net Income [1]	8.9	11.8	45.5	43.5
Per unit [1]	$0.49	$0.65	$2.50	$2.40
Cash Generated from Operations	13.4	11.8	52.1	42.9
Cash Distributions Declared [2]	9.6	9.1	37.8	35.7
Per unit [2]	$0.525	$0.50	$2.075	$1.975
Units Outstanding (millions)	17.5	17.5	17.5	17.5

[1] Net income per unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's 2% interest plus an amount equal to incentive distributions.

[2] The Partnership's 2002 fourth quarter cash distribution was declared on January 21, 2003 and will be paid on February 14, 2003 to unitholders of record as of January 31, 2003.

Net Income

Year ended December 31, 2002

The Partnership reported 2002 net income of US$45.5 million or US$2.50 per unit compared to US$43.5 million or US$2.40 per unit in 2001.

Equity income from Northern Border Pipeline amounted to US$42.8 million in 2002 compared to US$42.1 million in 2001. Northern Border Pipeline's 2002 earnings increased due to incremental revenues generated by Project 2000 and lower interest expense, resulting from lower average interest rates and lower debt balances. The increase was partially offset by the previously discussed reserve recorded by Northern Border Pipeline in the fourth quarter of 2002, higher depreciation and higher taxes other than income that were related primarily to Project 2000.

Equity income from Tuscarora amounted to US$4.7 million in 2002 compared to US$3.6 million in 2001. The increase is primarily due to incremental revenues being generated from Tuscarora's expansion facilities, which were placed into service on December 1, 2002, as well as from other new

transportation contracts, and lower interest expense, resulting from the capitalization of interest expense related to funds being used for Tuscarora's expansion.

The Partnership also recorded US$1.5 million of general and administrative expenses and US$0.5 million of financial charges in 2002, compared to US$1.2 million and US$1.0 million in 2001, respectively.

Fourth Quarter 2002
The Partnership reported 2002 fourth quarter net income of US$8.9 million or US$0.49 per unit compared to US$11.8 million or US$0.65 per unit in the fourth quarter of 2001.

Equity income from Northern Border Pipeline amounted to US$8.2 million in the fourth quarter of 2002 compared to US$11.2 million in the fourth quarter of 2001. The decrease reflects the previously discussed reserve recorded by Northern Border Pipeline, higher depreciation expense and higher taxes other than income that were related primarily to Project 2000. The decrease was partially offset by the impact of lower interest expense in the fourth quarter of 2002.

Equity income from Tuscarora amounted to US$1.4 million in the fourth quarter of 2002 compared to US$1.0 million in the fourth quarter of 2001. The increase is primarily due to incremental revenues being generated from Tuscarora's expansion facilities and lower interest expense, resulting from the capitalization of interest expense related to funds being used for Tuscarora's expansion.

The Partnership also recorded US$0.4 million of general and administrative expenses and US$0.3 million of financial charges in the fourth quarter of 2002, reflecting slight increases from amounts recorded in the fourth quarter of 2001.

Cash Flow
Year ended December 31, 2002
The Partnership reported 2002 cash generated from operations of US$52.1 million compared to US$42.9 million in 2001. The increase was primarily related to higher cash distributions from the Partnership's equity investments in Northern Border Pipeline and Tuscarora. In 2002, the Partnership received cash distributions from Northern Border Pipeline amounting to US$49.2 million compared to US$42.9 million in 2001. The increase is due, primarily, to Northern Border Pipeline's incremental cash inflows from Project 2000, Northern Border Pipeline's extension and expansion into northern Indiana, which was placed into service in October 2001. The Partnership received cash distributions from Tuscarora in 2002 amounting to US$4.6 million compared to US$2.4 million in 2001. The increase reflects Tuscarora's incremental cash inflows from new transportation contracts. The increase also reflects the impact of Tuscarora making four quarterly cash distributions in 2002 versus three quarterly cash distributions in 2001, due to the timing of the implementation of Tuscarora's cash distribution policy.

During 2002, the Partnership used US$7.6 million of its cash from operations to fund a portion of Tuscarora's expansion, which was partially offset by a US$0.2 million return of capital. The Partnership paid an aggregate US$37.4 million of cash distributions to unitholders and its general partner in 2002, the equivalent of US$2.025 per unit, compared to US$35.2 million in 2001, the equivalent of US$1.925 per unit. Also in 2002, the Partnership used US$10.0 million of its cash from operations to reduce the balance owing on its credit facility from US$21.5 million to US$11.5 million.

Fourth Quarter 2002

The Partnership reported 2002 fourth quarter cash generated from operations of US$13.4 million compared to US$11.8 million in the fourth quarter of 2001. The increase reflects higher cash distributions from the Partnership's equity investments in Northern Border Pipeline and Tuscarora. In the fourth quarter of 2002, the Partnership received a cash distribution from Northern Border Pipeline amounting to US$12.6 million compared to US$11.5 million in the fourth quarter of 2001. The increase is due, primarily, to Northern Border Pipeline's incremental cash inflows from Project 2000. The Partnership received a cash distribution from Tuscarora in the fourth quarter of 2002 amounting to US$1.3 million compared to US$0.8 million in the fourth quarter of 2001. The increase reflects Tuscarora's incremental cash inflows from new transportation contracts.

During the fourth quarter of 2002, the Partnership used US$3.1 million of its cash from operations to fund a portion of Tuscarora's expansion, which was partially offset by a US$0.2 million return of capital. The Partnership paid an aggregate US$9.6 million of cash distributions to unitholders and its general partner in the fourth quarter of 2002, the equivalent of US$0.525 per unit, compared to US$9.1 million in the fourth quarter of 2001, the equivalent of US$0.50 per unit.

Fourth Quarter 2002 Cash Distribution

As previously announced, on January 21, 2003, the board of directors of the general partner declared the Partnership's fourth quarter cash distribution in the amount of US$0.525 per unit. This cash distribution will be paid on February 14, 2003 to unitholders of record as of January 31, 2003.

Conference Call

The Partnership will hold a conference call Thursday, January 30, 2003 at 4:00 p.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's 2002 annual and fourth quarter results and discuss the Partnership's outlook for 2003. Those interested in listening to the call may dial 1-800-273-9672. A replay of the conference call will also be available from approximately 7:00 p.m. (eastern) on January 30 until February 6, 2003 by dialing 1-800-408-3053 then entering passcode 1320136.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be available on the website.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. TransCanada also holds a minority general partner interest in Northern Border Partners, L.P. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward Looking Information
This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including the fact that Northern Border Pipeline Company is operated by and its management committee is controlled by affiliates of Enron Corp., which has filed for bankruptcy protection, regulatory decisions, particularly those of the Federal Energy Regulatory Commission, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

TC PipeLines, LP
Financial Highlights

Statement of Income

(millions of U.S. dollars, except per unit amounts)	Three months ended December 31		Twelve months ended December 31	
	2002	2001	2002	2001 (audited)
Equity Income from Investment in Northern Border Pipeline Company [1]	8.2	11.2	42.8	42.1
Equity Income from Investment in Tuscarora Gas Transmission Company [2]	1.4	1.0	4.7	3.6
General and Administrative Expenses	(0.4)	(0.3)	(1.5)	(1.2)
Financial Charges	(0.3)	(0.1)	(0.5)	(1.0)
Net Income	8.9	11.8	45.5	43.5
Net Income per Unit [3]	$0.49	$0.65	$2.50	$2.40
Units Outstanding (millions)	17.5	17.5	17.5	17.5

Balance Sheet

(millions of U.S. dollars)	December 31, 2002	December 31, 2001 (audited)
Assets		
Cash	6.4	9.2
Investment in Northern Border Pipeline Company [1]	242.9	250.1
Investment in Tuscarora Gas Transmission Company [2]	36.7	29.3
Deferred Amounts	-	0.1
	286.0	288.7
Liabilities and Partners' Equity		
Current Liabilities	0.6	0.5
Long-Term Debt	11.5	21.5
Partners' Equity	273.9	266.7
	286.0	288.7

Cash Flow Information

(millions of U.S. dollars)	Three months ended December 31		Twelve months ended December 31	
	2002	2001	2002	2001 (audited)
Cash Generated from Operations				
Distributions Received from Equity Investments				
Northern Border Pipeline Company	12.6	11.5	49.2	42.9
Tuscarora Gas Transmission Company	1.3	0.8	4.6	2.4
Changes in Working Capital and Other	(0.5)	(0.5)	(1.7)	(2.4)
	13.4	11.8	52.1	42.9
Investment in Tuscarora Gas Transmission Company	(2.9)	-	(7.4)	-
Distributions Paid	(9.6)	(9.1)	(37.4)	(35.2)
Repayment of Long-Term Debt	-	-	(10.0)	-
Other	(0.1)	(0.1)	(0.1)	(0.1)
(Decrease)/Increase In Cash	0.8	2.6	(2.8)	7.6

[1] Northern Border Pipeline Company

TC PipeLines, LP holds a 30% general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three and twelve months ended December 31, 2002 and 2001 and as at December 31, 2002 and 2001 is as follows:

	Three months ended December 31		Twelve months ended December 31	
	2002	2001	**2002**	2001
Operating Results				
Gas Delivered (million cubic feet)	**213,642**	201,381	**838,736**	820,851
Average Throughput (million cubic feet per day)	**2,397**	2,241	**2,369**	2,312

	Three months ended December 31		Twelve months ended December 31	
	2002	2001	**2002**	2001 (audited)
Financial Results (millions of U.S. dollars)				
Operating Revenue	**81.2**	81.2	**321.0**	313.1
Operating Expenses				
Operations and Maintenance	**19.5**	9.0	**41.5**	33.7
Depreciation and Amortization	**15.2**	14.6	**58.7**	57.5
Taxes other than Income	**7.8**	6.5	**28.4**	25.6
Total Operating Expenses	**42.5**	30.1	**128.6**	116.8
Operating Income	**38.7**	51.1	**192.4**	196.3
Interest Expense, Net	**(11.6)**	(13.9)	**(51.5)**	(55.4)
Other Income/(Expense)	**0.2**	0.2	**1.8**	(0.4)
Net Income	**27.3**	37.4	**142.7**	140.5
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**1.5**	1.0	**7.4**	5.7
Growth	**0.2**	2.6	**1.0**	49.0

Summary Balance Sheet Data (millions of U.S. dollars)	**December 31, 2002**	December 31, 2001 (audited)
Total Assets	**1,740.0**	1,751.9
Other Current Liabilities and Reserves and Deferred Credits	**81.3**	54.6
Long-Term Debt (including current maturities)	**848.9**	863.7
Partners' Capital	**803.0**	824.4
Accumulated Other Comprehensive Income	**6.8**	9.2
Total Liabilities and Partners' Equity	**1,740.0**	1,751.9

(2) Tuscarora Gas Transmission Company

TC PipeLines, LP holds a 49% general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three and twelve months ended December 31, 2002 and 2001 and as at December 31, 2002 and 2001 is as follows:

	Three months ended December 31		Twelve months ended December 31	
	2002	2001	**2002**	2001
Operating Results				
Gas Delivered (million cubic feet)	**5,705**	7,424	**19,792**	22,758
Average Throughput (million cubic feet per day)	**62**	81	**54**	62

	Three months ended December 31		Twelve months ended December 31	
	2002	2001	**2002**	2001 (audited)
Financial Results (millions of U.S. dollars)				
Operating Revenue	**6.3**	5.5	**23.1**	21.3
Operating Expenses				
Operations, Maintenance & Administrative	**0.6**	0.5	**1.7**	1.6
Depreciation and Amortization	**1.3**	1.1	**4.9**	4.6
Taxes other than Income	**0.3**	0.2	**1.1**	1.0
Total Operating Expenses	**2.2**	1.8	**7.7**	7.2
Operating Income	**4.1**	3.7	**15.4**	14.1
Interest Expense, Net	**(1.4)**	(1.5)	**(5.7)**	(6.1)
Other Income	**0.2**	0.1	**0.7**	0.3
Net Income	**2.9**	2.3	**10.4**	8.3
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**-**	-	**0.2**	0.1
Growth	**6.2**	4.0	**31.6**	9.1

Summary Balance Sheet Data (millions of U.S. dollars)	**December 31, 2002**	December 31, 2001 (audited)
Total Assets	**154.5**	126.1
Other Current Liabilities and Reserves and Deferred Credits	**9.9**	3.5
Long-Term Debt (including current maturities)	**90.0**	84.2
Partners' Capital	**54.2**	37.9
Accumulated Other Comprehensive Income	**0.4**	0.5
Total Liabilities and Partners' Equity	**154.5**	126.1

(3) Net income per unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's 2% interest plus an amount equal to incentive distributions.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8376
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	01/30 08:17
USAGE T	02'58
PGS.	9
RESULT	OK